Report of Independent Accountants

To the Board of Trustees of
State Farm Variable Product Trust -
     Large Cap Equity Index Fund
     Small Cap Equity Index Fund

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 and 17f-2 of the Investment Company Act of 1940, that State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds") complied with the requirements of subsection (b)and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from October 31, 1999 (the date of last examination) through December 31, 1999;

- Confirmation of the Funds' securities and similar investments with Barclay's Global Investors, N.A. (the Custodian), without prior notice to management;

- Confirmation and review of reconciliation of all securities and similar investments held in book entry form by the Custodian to the Depository Trust Company ("DTC");

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

- Agreement of five investment purchases and five investment sales or maturities for each Fund since our last examination from the books and records of the Funds to trade listings and to the cash settlement;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund were in complied with the requirements of subsection (b)and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                      /s/ ERNST & YOUNG LLP

                                      ERNST & YOUNG LLP


Chicago, Illinois
January 22, 2000

              [STATE FARM INVESTMENT MANAGEMENT CORP. LETTERHEAD]


                    Report of Management on  Compliance with
           Rules 17f-1 and 17f2 of the Investment Company Act of 1940
           ----------------------------------------------------------

We, as members of management of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 with respect to securities and similar investments reflected in the investment accounts of the Funds.


State Farm Variable Product Trust -
     Large Cap Equity Index Fund
     Small Cap Equity Index Fund


    /s/ Roger Joslin
    --------------------------
    Roger Joslin
    Vice President and Treasurer

    /s/ Michael L. Tipsord
    --------------------------
    Michael L. Tipsord
    Assistant Secretary

    /s/ Howard A. Thomas
    --------------------------
    Howard A. Thomas
    Assistant Secretary-Treasurer


                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                                                                          --------------------------
                       FORM N-17f-2                                              OMB APPROVAL
                                                                          --------------------------
                                                                           OMB Number: 3235-0360
  Certificate of Accounting of Securities and Similar                     --------------------------
    Investments of a Management Investment Company                         Expires: July 31, 1994
            in the Custody of Members of                                   Estimated average burden
           National Securities Exchanges                                   hours per form. . . 0.05
                                                                          --------------------------

       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number:                                    Date examination completed:

     811-08073                                                              December 31, 1999
----------------------------------------------------------------------------------------------------------------
2.   State identification Number:
----------------------------------------------------------------------------------------------------------------
     AL                AK                AZ                AR                CA               CO
----------------------------------------------------------------------------------------------------------------
     CT                DE                DC                FL                GA               HI
----------------------------------------------------------------------------------------------------------------
     ID                IL                IN                IA                KS               KY
----------------------------------------------------------------------------------------------------------------
     LA                ME                MD                MA                MI               MN
----------------------------------------------------------------------------------------------------------------
     MS                MO                MT                NE                NV               NH
----------------------------------------------------------------------------------------------------------------
     NJ                NM                NY                NC                ND               OH
----------------------------------------------------------------------------------------------------------------
     OK                OR                PA                RI                SC               SD
----------------------------------------------------------------------------------------------------------------
     TN                TX                UT                VT                VA               WA
----------------------------------------------------------------------------------------------------------------
     WV                WI                WY                PUERTO RICO
----------------------------------------------------------------------------------------------------------------
Other (specify):
----------------------------------------------------------------------------------------------------------------
3.   Exact name of investment company as specified in registration statement:
     State Farm Variable Product Trust
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
5.   Address of principal executive office (number, street, city, state, zip code):
     One State Farm Plaza D-3, Bloomington, Illinois 61710-0001
----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

             THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT